        May 19, 2006

VIA FEDERAL EXPRESS

Mr. Donald C. Hunt
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Houston Wire & Cable Company
Amendment No. 2 to Form S-1, File No. 333-132703

Dear Mr. Hunt:

        On behalf of Houston Wire & Cable Company (the "Company"), we are writing to respond to the comments set forth in the letter of the staff of the Division of Corporation Finance dated May 9, 2006 with respect to Amendment No. 1 to the Company's Registration Statement on Form S-1, as filed on May 1, 2006. The Company has further revised the Registration Statement in response to the staff's comments and to add first quarter financial information, disclosures regarding a newly-elected independent director and an estimated price range for the offering. Concurrently with this letter, the company is filing Amendment No. 2 to the Registration Statement, which reflects these revisions and additions. For the convenience of the staff, we have enclosed three copies of Amendment No. 2, marked to show changes from Amendment No. 1 to the Registration Statement as filed.

        We have addressed the comments in the staff's May 9, 2006 letter by reproducing each comment below and providing the Company's response immediately following. Page references in the Company's responses are to Amendment No. 2.

Selected Consolidated Financial Data, page 19

1.
Comment:    Please refer to prior comment 7. We will review the pro forma data once you complete the disclosures.

  Response:    The pro forma data is included in Amendment No. 2 on pages 7 and 19.

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

2.
Comment:    Please refer to prior comment 24. Please tell us in greater detail why you believe it is appropriate to classify the cash flows related to the bank/book overdrafts as operating cash flows. In your response please address how you considered the requirements of SFAS 95, paragraphs 19b and 20b, which states that cash receipts from short-term borrowings and repayments of amounts borrowed are financing activities.

  Response:    The book overdraft amount is primarily due to outstanding checks drawn on the Company's zero balance cash operating account that have been distributed to employees, suppliers and vendors, but which have not yet cleared the Company's bank account. With the exception of the promissory note redemption payments discussed in our response to your prior comment 24, these disbursements are principally for regular operating items, including product purchases, operating expenses and salaries and commissions, needed to run the day-to-day operations of the business and do not represent cash financing activities. Accordingly, the Company believes this book overdraft activity should be reflected as an operating activity as required by SFAS 95 paragraphs 22 and 23 and to reconcile net income to cash flow from operations. Once this disbursement activity is actually funded by the Company's credit facility, the funding (borrowing) is presented as a financing activity in accordance with SFAS 95 paragraphs 19b and 20b. To present the funding of the disbursement activity as a financing activity before the Company actually receives cash proceeds from the lender would not accurately reflect the Company's financing activities. Moreover, such presentation would be inconsistent with the Company's presentation of this activity in its balance sheet.

Note 1.    Organization and Summary of Significant Accounting Policies, page F-7

Segment Reporting, page F-7

3.
Comment:    Please refer to prior comment 25. We note that the company believes it operates in a single operating and reporting segment. However, the disclosures required by paragraphs 37-39 of SFAS 131 apply to all companies, even those that have a single reportable segment. Please revise to comply.

  Response:    In regards to paragraph 37 of SFAS 131, all of the Company's sales are generated from the sale of specialty wire and cable products. Consequently, the Company believes that all its sales of specialty wire and cable products constitute a single group of similar products. Accordingly, the Company believes it has fulfilled the requirements of SFAS 131 paragraph 37.

  In regards to paragraph 38 of SFAS 131, under the caption "Credit Risk" in Note 1 to the Company's Consolidated Financial Statements (unchanged from the earlier filing), the Company discusses the fact that its customers are located primarily in the United States. The Company's international sales for the fiscal years ended December 31, 2004 and 2005 were $1.6 million and $2.0 million, respectively, or less than 1% of total sales for the applicable periods, which the Company considers to be immaterial. In addition, the Company has no long-term assets in any foreign country. Accordingly, the Company believes it has fulfilled the requirements of SFAS 131 paragraph 38.

  The Company believes the requirements of SFAS 131 paragraph 39 are addressed under the caption "Credit Risk" in Note 1 to the Company's Consolidated Financial Statements (unchanged from the earlier filing). This note discloses the materiality of the one customer that meets the SFAS 131 paragraph 39 threshold and the percentage of sales attributable to this customer for each of the three years presented.

Revenue Recognition, page F-9

4.
Comment:    Please refer to prior comment 27. We note that you record products shipped directly to customers from suppliers on a gross basis. Please tell us if you have the right to return unsold products to the supplier or you receive inventory price protection from the supplier.

  Response:    When products are shipped directly to customers from suppliers, there are no unsold products, because all products are sold to the Company's customers before the supplier ships them. Although the Company may negotiate returns in certain situations, the Company does not typically have any contractual right to return non-defective products to the supplier. In certain limited instances, the Company can return direct shipments, but these returns are often subject to vendor restocking charges. On direct shipments, the Company does not receive any price protection from its suppliers. The Company believes that these factors provide further support of its policy of reporting on a gross basis sales of products shipped directly from suppliers.

Stock-Based Compensation, page F-10

5.
Comment:    Please refer to prior comment 31. Please update the option activity to the most recent practical date. We note that you have not disclosed an estimated offering price. Be advised that we are deferring final evaluation until the estimated offering price is specified.

  Response:    Amendment No. 2 updates the option activity to the present date. There have been no new option grants, although at the time the IPO closes the Company will grant options with respect to 15,000 shares to Wilson B. Sexton, an independent director elected on May 11, 2006. The exercise price of those options will be the IPO offering price. Amendment No. 2 discloses the Company's intention to grant options to Mr. Sexton, as well as the expected terms of those options.

  Amendment No. 2 discloses the estimated offering price as a range of $12 to $14 per share, on a post-split basis. Given the split ratio of 1.875:1, this implies a pre-split share value of $22.50 to $26.25. In our response to the staff's prior comment 31 contained in our letter dated April 28, 2006, we indicated that the Company valued its stock at $20.52 per share (prior to any "liquidity discount") for purposes of its December 31, 2005 financial statements. This share price was derived from indications of value given by the prospective underwriters in January and early February 2006, which estimated the enterprise value of the Company as $200 to 230 million, or approximately $16.90 to $20.50 per pre-split share. $20.52 therefore reflects the top of the range provided by the prospective underwriters in early 2006.

  The Company believes that the estimated IPO offering price range is consistent with the $20.52 value as of the prior year end, given the extremely strong performance of the Company in the first quarter of 2006 and the increase in share values among comparable companies in the wire and cable industry. The estimated IPO price range represents an increase of between 9.6% and 27.9% over the December 31 valuation. The Company's results of operations for the first quarter of 2006 compared with first quarter of 2005 show sales up 54.1%, gross profit up 60.7% and net income up 238.8%. In addition, the median P/E multiples for the comparable companies identified by the underwriters increased by over 16% from the time of the initial meetings with the underwriters to the time the IPO price range was determined.

6.
Comment:    In this regard, we note that your analysis includes a "liquidity discount." Please tell us the accounting basis for applying this discount. Also, tell us the dates of the discussions with your underwriters and state any per share prices or price ranges discussed.

  Response:    In determining the fair value of its common stock, including for purposes of APB 25, the Company applied a discount to reflect the fact that shares of its common stock issued prior to an IPO would be restricted securities under the securities laws, be subject to extensive limitations on transfer under the restricted securities agreement between the Company and the optionee and have no ready market. Although the Company referred to this as a "liquidity discount," it is more accurately a discount reflecting restrictions on transferability of the shares and the lack of a public market.

  The Company believes that it is customary to apply a marketability discount when determining the value of equity securities of privately-held companies. In fact, guidance for applying such a marketability discount is provided in the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Paragraph 57 of that practice aid identifies a number of factors to consider in determining an appropriate marketability discount, including: prospects for liquidity; the number, extent and terms of existing contractual arrangements requiring the issuer to purchase its shares; restrictions on transferability; the pool of potential buyers; risk or volatility; size and timing of distributions; uncertainty of value; and concentrations of ownership. As of December 31, 2005, the Company's shares were subject to many of the factors that support the application of a discount under the best practices summarized in the practice aid.

  The first discussion between the Company's controlling stockholder and a prospective underwriter took place on January 27, 2006, when the controlling stockholder met with William Blair & Company, L.L.C. The controlling stockholder subsequently met with Robert W. Baird & Co. Incorporated on February 2, 2006. In their discussions, the parties always contemplated that the Company would effect a stock split prior to the IPO as necessary to achieve a per share offering price in the desired range, so their discussions focused on the value of the Company as a whole rather than on any per share amount. In those early meetings, the underwriters indicated an estimated enterprise value for the Company in the range of $200-230 million, which is consistent with the valuation the Company used in preparing its 2005 consolidated financial statements. See our responses to comment 5 above and to your prior comment 31.

Note 9.    Subsequent Event, page F-19

7.
Comment:    Consideration should be given to whether disclosure regarding the employment agreement entered into with your CEO as discussed on page 54, should be provided in this note.

  Response:    The Company has considered its employment agreement with Mr. Sorrentino in light of the discussion in SAS 1 (AU 560), paragraphs 5 and 6, and has concluded that the agreement need not be disclosed as a subsequent event. SAS 1 requires disclosure of events that indicate conditions that did not exist as of the balance sheet date, if necessary to keep the financial statements from being misleading. From a financial standpoint, the Company's agreement with Mr. Sorrentino merely formalizes the terms of employment that have been in effect in past periods. The agreement does not change the basis of compensation or impose materially different rights or obligations on the parties, other than to assure the Company of the continued services of Mr. Sorrentino as its chief executive officer. In other words, the Company does not believe that execution of the employment agreement changes the condition of the Company in any material way.

  Please call me at (312) 258-5596 or Robert Minkus of my firm at (312) 258-5584 if you wish to discuss the Company's responses to the comment letter.

Sincerely,
/s/ RICHARD T. MILLER Richard T. Miller
cc:
Charles A. Sorrentino
Nicol G. Graham
Jeffrey N. Smith
Robert J. Minkus
J. Victor Peterson